SCHEDULE 13G	Page 1 of 20

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249300

(CUSIP Number)

September 16, 2011

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 984249300	Page 2 of 20

1	NAMES OF REPORTING PERSONS DBD Cayman Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,874,610*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,874,610*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,874,610*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

*	Includes 166,954,531 shares of common stock of YRC Worldwide Inc. (“Common Stock”) issuable upon conversion of $10,317,790 in aggregate principal amount of 10% Series B Convertible Senior Secured Notes due 2015 (“Series B Notes”) and 67,967,087 shares of Common Stock issuable upon conversion of $4,200,366 in aggregate principal amount of Series B Notes payable as a make-whole amount equal to the sum of the interest that would have been paid in pay-in-kind Notes on the principal amount of Series B Notes from the last date interest was paid on such Series B Notes through and including March 31, 2015 (the “PIK Notes”).

SCHEDULE 13G

CUSIP No. 984249300	Page 3 of 20

1	NAMES OF REPORTING PERSONS DBD Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,874,610*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,874,610*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,874,610*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

*	Includes 166,954,531 shares of Common Stock issuable upon conversion of $10,317,790 in aggregate principal amount of Series B Notes and 67,967,087 shares of Common Stock issuable upon conversion of $4,200,366 in aggregate principal amount of PIK Notes.

SCHEDULE 13G

CUSIP No. 984249300	Page 4 of 20

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,874,610*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,874,610*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,874,610*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%
12	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

*	Includes 166,954,531 shares of Common Stock issuable upon conversion of $10,317,790 in aggregate principal amount of Series B Notes and 67,967,087 shares of Common Stock issuable upon conversion of $4,200,366 in aggregate principal amount of PIK Notes.

SCHEDULE 13G

CUSIP No. 984249300	Page 5 of 20

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,874,610*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,874,610*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,874,610*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%
12	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

*	Includes 166,954,531 shares of Common Stock issuable upon conversion of $10,317,790 in aggregate principal amount of Series B Notes and 67,967,087 shares of Common Stock issuable upon conversion of $4,200,366 in aggregate principal amount of PIK Notes.

SCHEDULE 13G

CUSIP No. 984249300	Page 6 of 20

1	NAMES OF REPORTING PERSONS TC Group CSP II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,874,610*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,874,610*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,874,610*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

*	Includes 166,954,531 shares of Common Stock issuable upon conversion of $10,317,790 in aggregate principal amount of Series B Notes and 67,967,087 shares of Common Stock issuable upon conversion of $4,200,366 in aggregate principal amount of PIK Notes.

SCHEDULE 13G

CUSIP No. 984249300	Page 7 of 20

1	NAMES OF REPORTING PERSONS CSP II General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 363,874,610*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 363,874,610*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,874,610*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

*	Includes 166,954,531 shares of Common Stock issuable upon conversion of $10,317,790 in aggregate principal amount of Series B Notes and 67,967,087 shares of Common Stock issuable upon conversion of $4,200,366 in aggregate principal amount of PIK Notes.

SCHEDULE 13G

CUSIP No. 984249300	Page 8 of 20

1	NAMES OF REPORTING PERSONS Carlyle Strategic Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 341,119,522*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 341,119,522*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,119,522*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

*	Includes 153,861,311 shares of Common Stock issuable upon conversion of $9,508,629 in aggregate principal amount of Series B Notes and 62,636,958 shares of Common Stock issuable upon conversion of $3,870,964 in aggregate principal amount of PIK Notes.

SCHEDULE 13G

CUSIP No. 984249300	Page 9 of 20

1	NAMES OF REPORTING PERSONS CSP II Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,755,088*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,755,088*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,755,088*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

*	Includes 13,093,220 shares of Common Stock issuable upon conversion of $809,161 in aggregate principal amount of Series B Notes and 5,330,129 shares of Common Stock issuable upon conversion of $329,402 in aggregate principal amount of PIK Notes.

SCHEDULE 13G	Page 10 of 20

Explanatory Note

This amendment is being filed to report $3,870,964 and $329,402 of the Issuer’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”) beneficially owned by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P., respectively, payable as a make-whole amount equal to the sum of the interest that would have been paid in pay-in-kind Notes on the principal amount of Series B Notes from the last date interest was paid on such Series B Notes through and including March 31, 2015 (the “PIK Notes”). The PIK Notes were inadvertently omitted from the original Schedule 13G filed on October 6, 2011. The make-whole amount is payable upon conversion of the Series B Notes in shares of Common Stock at a price per share equal to the conversion price of the Series B Notes. The PIK Notes are convertible into 62,636,958 and 5,330,129 shares of common stock, respectively.

ITEM 1.	(a)	Name of Issuer:

YRC Worldwide Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

10990 Roe Avenue Overland Park, Kansas 66211

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

DBD Cayman Holdings, Ltd.

DBD Cayman, Ltd.

TCG Holdings Cayman II, L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group CSP II, L.L.C.

CSP II General Partner, L.P.

Carlyle Strategic Partners II, L.P.

CSP II Coinvestment, L.P.

	(b)	Address or Principal Business Office:

The address for each of DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P. and TC Group Cayman Investment Holdings, L.P. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands.

The address for each of TC Group CSP II, L.L.C., CSP II General Partner, L.P., Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. is c/o

SCHEDULE 13G	Page 11 of 20

-		The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

	(c)	Citizenship of each Reporting Person is:

DBD Cayman Holdings, Ltd. – Cayman Islands

DBD Cayman, Ltd. – Cayman Islands

TCG Holdings Cayman II, L.P. – Cayman Islands

TC Group Cayman Investment Holdings, L.P. – Cayman Islands

TC Group CSP II, L.L.C. – Delaware

CSP II General Partner, L.P. – Delaware

Carlyle Strategic Partners II, L.P. – Delaware

CSP II Coinvestment, L.P. – Delaware

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

984249300

ITEM 3.

    Not applicable.

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock, $0.01 par value of the Issuer (the “Shares”), as of October 4, 2011.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
DBD Cayman Holdings, Ltd.	363,874,610	16.6%	0	363,874,610	0	363,874,610
DBD Cayman, Ltd.	363,874,610	16.6%	0	363,874,610	0	363,874,610
TCG Holdings Cayman II, L.P.	363,874,610	16.6%	0	363,874,610	0	363,874,610
TC Group Cayman Investment Holdings, L.P.	363,874,610	16.6%	0	363,874,610	0	363,874,610
TC Group CSP II, L.L.C.	363,874,610	16.6%	0	363,874,610	0	363,874,610
CSP II General Partner, L.P.	363,874,610	16.6%	0	363,874,610	0	363,874,610
Carlyle Strategic Partners II, L.P.	341,119,522	15.7%	0	341,119,522	0	341,119,522
CSP II Coinvestment, L.P.	22,755,088	1.2%	0	22,755,088	0	22,755,088

SCHEDULE 13G	Page 12 of 20

Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are the record holders of 124,621,253 and 4,331,739 shares, respectively, of the Issuer’s common stock; $9,508,629 and $809,161, respectively, of the Issuer’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”); and $3,870,964 and $329,402, respectively, of the Issuer’s Series B Notes payable as a make-whole amount equal to the sum of the interest that would have been paid in pay-in-kind Notes on the principal amount of Series B Notes from the last date interest was paid on such Series B Notes through and including March 31, 2015 (the “PIK Notes”). The Series B Notes held by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are currently convertible into 153,861,311 and 13,093,220 shares of the Issuer’s common stock, respectively. The PIK Notes payable to Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are currently convertible into 62,636,958 and 5,330,129 shares of the Issuer’s common stock, respectively.

DBD Cayman Holdings, Ltd. exercises investment discretion and control over the shares and notes held by each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. through its indirect subsidiary, CSP II General Partner, L.P., which is the general partner of each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd. DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P. TCG Holdings Cayman II, L.P. is the general partner of TC Group Cayman Investment Holdings, L.P. TC Group Cayman Investment Holdings, L.P. is the managing member of TC Group CSP II, L.L.C. TC Group CSP II, L.L.C. is the general partner CSP II General Partner, L.P. CSP II General Partner, L.P. Accordingly, each of DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., TC Group CSP II, L.L.C. and CSP II General Partner, L.P. may be deemed to be beneficial owners of the shares and notes held of record by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P.

DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting or disposition of the shares and notes requires approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the ordinary members of DBD Cayman Holdings, Ltd., may be deemed to share beneficial ownership of shares and notes beneficially owned by DBD Cayman Holdings, Ltd. Such individuals expressly disclaim any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

SCHEDULE 13G	Page 13 of 20

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G	Page 14 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2011

DBD Cayman Holdings, Ltd.

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

DBD Cayman, Ltd.

by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TCG Holdings Cayman II, L.P.

by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

TC Group Cayman Investment Holdings, L.P.

by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

SCHEDULE 13G	Page 15 of 20

TC Group CSP II, L.L.C.

by:	TC Group Cayman Investment Holdings, L.P., its managing member
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

CSP II General Partner, L.P.

by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its managing member
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

Carlyle Strategic Partners II, L.P.

by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its sole shareholder
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

SCHEDULE 13G	Page 16 of 20

CSP II Coinvestment, L.P.

by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Cayman Investment Holdings, L.P., its sole shareholder
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ John Beczak,
attorney in fact for David M. Rubenstein
Name:	David M. Rubenstein
Title:	Ordinary Member

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement